UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number 000-50922

STARCORE INTERNATIONAL MINES LTD.

(Translation of registrant’s name into English)

Suite 750 – 580 Hornby Street, Vancouver, B.C., Canada V6C 3B6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

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EXHIBITS

Exhibit No.	Description
99.1	Amended News Release dated July 31, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARCORE INTERNATIONAL MINES LTD.

Date: July 31, 2017 By: /s/ Gary Arca
Gary Arca
Chief Financial Officer

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